ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 17, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:              Craig Arakawa/Raj Rajan (Accounting)

David Link/ Michael Killoy (Legal)

Re:          Osmotica Pharmaceuticals plc

Registration Statement on Form S-1

Filed September 14, 2018

File No. 333-227357

Ladies and Gentlemen:

This letter is being furnished on behalf of Osmotica Pharmaceuticals plc (the “Company”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-227357) that was originally filed with the Securities and Exchange Commission (the “Commission”) on September 14, 2018 (as further amended from time to time, the “Registration Statement”) in connection with the initial public offering (the “IPO”) of the Company’s ordinary shares.

During a telephone call with representatives of Ropes & Gray LLP on October 17, 2018, the staff (the “Staff”) of the Commission requested that the Company revise the pro forma net income (loss) per share information on page 11 of the Registration Statement.  In response to the Staff’s request, the Company is supplementally providing the Staff with the proposed changed pages set forth in Exhibit A reflecting the revisions to such pro forma net income (loss) per share information that will be included in the final prospectus to be filed by the Company in accordance with Rule 424 under the Securities Act of 1933.

* * * * *

We hope that the foregoing has been responsive to the Staff’s request.  If you have any questions about this information, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 951-7802.

Sincerely,

/s/ Craig E. Marcus
Craig E. Marcus

cc:           Christopher Klein (Osmotica Pharmaceuticals plc)

William Michener (Ropes & Gray LLP)

Exhibit A